December 2, 2019

Zane Burke
Chief Executive Officer
Livongo Health, Inc.
150 West Evelyn Avenue, Suite 150
Mountain View, California 94041

       Re: Livongo Health, Inc.
           Draft Registration Statement on Form S-1
           Submitted November 27, 2019
           CIK No. 0001639225

Dear Mr. Burke:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Mark B. Baudler, Esq.